SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549


                               ------------------


                                  SCHEDULE 13D


                   UNDER THE SECURITIES EXCHANGE ACT OF 1934


                               (AMENDMENT NO. 3)*



                                ESG Re Limited
                                (Name of Issuer)


                         Common Shares, $1.00 par value
                         (Title of Class of Securities)


                                    G31215109
                                 (CUSIP Number)


                               Mr. Kenneth F. Cooper
                                Vicuna Advisors LLC
                                  230 Park Avenue
                                     7th Floor
                               New York, NY 10169
                                  (212) 499-2940
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                October 4, 2001
             (Date of Event Which Requires Filing of this Statement)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box | |


      NOTE. Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. SEE Rule 13d-7(b) for other parties to whom copies are to be sent.


      * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.


      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the notes).

--------------------------------------------------------------------------------

1         NAME OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                             Vicuna Advisors LLC
                             TIN:  13-4006560
--------------------------------------------------------------------------------

2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a)|_|
                                                                      (b)|_|
--------------------------------------------------------------------------------

3         SEC USE ONLY
--------------------------------------------------------------------------------

4         SOURCE OF FUNDS*
          Not Applicable
--------------------------------------------------------------------------------

5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS                 |_|
          IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
--------------------------------------------------------------------------------

6         CITIZENSHIP OR PLACE OF ORGANIZATION
          Delaware
--------------------------------------------------------------------------------

     NUMBER OF      7       SOLE VOTING POWER
                            Zero
      SHARES
                    ------------------------------------------------------------
    BENEFICIALLY            SHARED VOTING POWER
                    8
       OWNED                1,129,600 shares

        BY          ------------------------------------------------------------

       EACH
                    9       SOLE DISPOSITIVE POWER
     REPORTING              Zero
                    ------------------------------------------------------------
      PERSON

       WITH         10      SHARED DISPOSITIVE POWER

                            1,129,600 shares
--------------------------------------------------------------------------------

11        AGGREGATE AMOUNT  BENEFICIALLY  OWNED BY EACH REPORTING PERSON

          1,129,600 shares
--------------------------------------------------------------------------------

12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW              |_|
          (11) EXCLUDES CERTAIN SHARES*
--------------------------------------------------------------------------------

13        PERCENT  OF CLASS  REPRESENTED  BY  AMOUNT  IN ROW (11)

          9.6%
--------------------------------------------------------------------------------

14        TYPE OF REPORTING PERSON*

          OO
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

1         NAME OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                            Vicuna Partners LLC
                           TIN:  13-4006612
--------------------------------------------------------------------------------

2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) |_|
                                                                      (b) |_|
--------------------------------------------------------------------------------

3         SEC USE ONLY
--------------------------------------------------------------------------------

4         SOURCE OF FUNDS*
          Not Applicable
--------------------------------------------------------------------------------

5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS                |_|
          IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
--------------------------------------------------------------------------------

6         CITIZENSHIP OR PLACE OF ORGANIZATION
          Delaware
--------------------------------------------------------------------------------

    NUMBER OF       7       SOLE VOTING POWER
                            Zero
     SHARES
                    ------------------------------------------------------------
   BENEFICIALLY             SHARED VOTING POWER
                    8
      OWNED                 1,129,600 shares

       BY           ------------------------------------------------------------

      EACH
                    9       SOLE DISPOSITIVE POWER
    REPORTING               Zero
                    ------------------------------------------------------------
     PERSON

      WITH          10      SHARED DISPOSITIVE POWER

                            1,129,600 shares
--------------------------------------------------------------------------------

11        AGGREGATE AMOUNT  BENEFICIALLY  OWNED BY EACH REPORTING PERSON

          1,129,600 shares
--------------------------------------------------------------------------------

12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW              |_|
          (11) EXCLUDES CERTAIN SHARES*
--------------------------------------------------------------------------------

13        PERCENT  OF CLASS  REPRESENTED  BY  AMOUNT  IN ROW (11)

          9.6%
--------------------------------------------------------------------------------

14        TYPE OF REPORTING PERSON*

          OO
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

1         NAME OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                           Vicuna Capital I L.P.
                           TIN:  13-4006625
--------------------------------------------------------------------------------

2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a)|_|
                                                                      (b)|_|
--------------------------------------------------------------------------------

3         SEC USE ONLY
--------------------------------------------------------------------------------

4         SOURCE OF FUNDS*
          WC
--------------------------------------------------------------------------------

5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS                 |_|
          IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
--------------------------------------------------------------------------------

6         CITIZENSHIP OR PLACE OF ORGANIZATION
          Delaware
--------------------------------------------------------------------------------

    NUMBER OF       7       SOLE VOTING POWER

     SHARES                 834,640 shares

  BENEFICIALLY      ------------------------------------------------------------
                    8       SHARED VOTING POWER
      OWNED                 Zero
                    ------------------------------------------------------------
       BY

      EACH          9       SOLE DISPOSITIVE POWER

    REPORTING               834,640 shares

     PERSON         ------------------------------------------------------------

      WITH
                    10      SHARED DISPOSITIVE POWER
                            Zero
--------------------------------------------------------------------------------

11        AGGREGATE AMOUNT  BENEFICIALLY  OWNED BY EACH REPORTING PERSON

          834,640 shares
--------------------------------------------------------------------------------

12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW              |_|
          (11) EXCLUDES CERTAIN SHARES*
--------------------------------------------------------------------------------

13        PERCENT  OF CLASS  REPRESENTED  BY  AMOUNT  IN ROW (11)

            7.1%
--------------------------------------------------------------------------------

14        TYPE OF REPORTING PERSON*

          PN
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

1         NAME OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
               WNP Investment Partnership  L.P.
                                 TIN: 13-4006626
--------------------------------------------------------------------------------

2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a)|_|
                                                                      (b)|_|
--------------------------------------------------------------------------------

3         SEC USE ONLY
--------------------------------------------------------------------------------

4         SOURCE OF FUNDS*
          WC
--------------------------------------------------------------------------------

5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS                 |_|
          IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
--------------------------------------------------------------------------------

6         CITIZENSHIP OR PLACE OF ORGANIZATION
          Delaware
--------------------------------------------------------------------------------

     NUMBER OF      7       SOLE VOTING POWER

      SHARES                294,960 shares

   BENEFICIALLY     ------------------------------------------------------------
                    8       SHARED VOTING POWER
      OWNED                 Zero
                    ------------------------------------------------------------
       BY

      EACH          9       SOLE DISPOSITIVE POWER

    REPORTING               294,960 shares

     PERSON         ------------------------------------------------------------

      WITH
                    10      SHARED DISPOSITIVE POWER
                            Zero
--------------------------------------------------------------------------------

11        AGGREGATE AMOUNT  BENEFICIALLY  OWNED BY EACH REPORTING PERSON

          294,960 shares
--------------------------------------------------------------------------------

12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW              |_|
          (11) EXCLUDES CERTAIN SHARES*
--------------------------------------------------------------------------------

13        PERCENT  OF CLASS  REPRESENTED  BY  AMOUNT  IN ROW (11)

          2.5%
--------------------------------------------------------------------------------

14        TYPE OF REPORTING PERSON*

          PN
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

          NAME OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
1         Joshua G. Welch
--------------------------------------------------------------------------------

2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) |_|
                                                                      (b) |_|
--------------------------------------------------------------------------------

3         SEC USE ONLY
--------------------------------------------------------------------------------

4         SOURCE OF FUNDS*
          Not Applicable
--------------------------------------------------------------------------------

5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS                 |_|
          IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
--------------------------------------------------------------------------------

6         CITIZENSHIP OR PLACE OF ORGANIZATION
          United States
--------------------------------------------------------------------------------

     NUMBER OF      7       SOLE VOTING POWER
                            Zero
      SHARES
                    ------------------------------------------------------------
   BENEFICIALLY             SHARED VOTING POWER
                    8
      OWNED                 1,129,600 shares

       BY           ------------------------------------------------------------

      EACH
                    9       SOLE DISPOSITIVE POWER
    REPORTING                Zero
                    ------------------------------------------------------------
     PERSON

      WITH          10      SHARED DISPOSITIVE POWER

                            1,129,600 shares

--------------------------------------------------------------------------------

11        AGGREGATE AMOUNT  BENEFICIALLY  OWNED BY EACH REPORTING PERSON

          1,129,600 shares
--------------------------------------------------------------------------------

12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW              |_|
          (11) EXCLUDES CERTAIN SHARES*
--------------------------------------------------------------------------------

13        PERCENT  OF CLASS  REPRESENTED  BY  AMOUNT  IN ROW (11)

          9.6%
-------------------------------------------------------------------------------

14        TYPE OF REPORTING PERSON*

          IN
--------------------------------------------------------------------------------

     This Amendment No. 3 to Statement on Schedule 13D amends the Statement on
Schedule 13D relating to the Common Shares, $1.00 par value (the "Common Stock"), of ESG Re Limited (the "Issuer") filed by the Reporting Persons (as defined below) on March 17, 2000, as amended by Amendment No. 1 filed on October 17, 2000 and Amendment No. 2 filed on November 30, 2000. The Statement on
Schedule 13D amended the Schedule 13G filed by the Reporting Persons on November 22, 1999, as amended by Amendment No. 1 filed on February 14, 2000.


     This Statement is being filed by each of the following persons (the "Reporting Persons") pursuant to Rule 13d-1(k) promulgated by the Securities and Exchange Commission (the "Commission") pursuant to Section 13 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"): Vicuna Advisors LLC, a Delaware limited liability company ("Advisors"), Vicuna Partners LLC, a Delaware limited liability company ("Partners"), Vicuna Capital I L.P., a Delaware limited partnership ("Capital"), WNP Investment Partnership, L.P., a Delaware limited partnership ("WNP"), and Joshua G. Welch ("Welch").



ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
          -------------------------------------------------

     The source of funds used to purchase the shares of Common Stock owned by the Reporting Persons (the "Shares") was working capital of Capital and WNP. The amount of such funds was approximately $6,687,000 for the Shares owned by Capital and approximately $2,389,000 for the Shares owned by WNP.


ITEM 4.   PURPOSE OF TRANSACTION.
          ----------------------

     This Amendment No. 3 to Statement on Schedule 13D amends Item 4 of Amendment No. 2 to Statement on Schedule 13D by adding the following information to Item 4.


     The Reporting Persons currently are considering the possibility of commencing a lawsuit in the Supreme Court of Bermuda against the Issuer and certain current or former officers and directors of the Issuer. The Reporting Persons are considering requesting relief on the basis that the Issuer and John Head III, Chairman and a Director of the Issuer, conducted the Company's affairs in a manner oppressive and prejudicial to the interests of the Issuer's minority shareholders and dissipated the assets of the Company for the personal benefit of Mr. Head. The Reporting Persons are considering requesting relief that would include, among other things, the removal of Mr. Head as a director and officer of the Issuer, changes in the Issuer's governing instruments and other injunctive relief. The Reporting Persons have communicated with the Issuer concerning the bases for such a lawsuit and may communicate further with the Issuer concerning these matters. The Reporting Persons have not determined that they will commence a lawsuit or that they will take any other particular action. The Reporting Persons expect to consider a number of factors in making a decision about commencing a lawsuit, including the Issuer's response to the concerns raised.


     The Reporting Persons have had discussions with other shareholders concerning possible mismanagement of the affairs of the Issuer and the adequacy of the representation of the Issuer's shareholders provided by the Board of Directors. The Reporting Persons expect to continue to have discussions with other shareholders concerning such matters. If the Reporting Persons decide to commence a lawsuit, they expect to encourage other interested shareholders to join in the lawsuit or to commence similar lawsuits. The Reporting Persons have not entered into an agreement with any other shareholders to commence the lawsuit or to take any other particular action.


ITEM 5.    INTEREST IN SECURITIES OF THE ISSUER.
           ------------------------------------

     As of the date hereof, Capital is the beneficial owner 834,640 shares of Common Stock and WNP is the beneficial owner 294,960 shares of Common Stock. By virtue of its status as general partner of Capital and WNP, Partners might be deemed to be the beneficial owner of the securities owned by Capital and WNP. By virtue of its status as investment adviser to Capital and WNP, Advisors might be deemed to be the beneficial owner of the securities owned by Capital and WNP. By virtue of his status as Managing Member of Advisors and Partners, Welch might be deemed to be the beneficial owner of the securities owned by Capital and WNP. Advisors, Partners and Welch each disclaims beneficial ownership of the securities owned by Capital and WNP.


     As of the date hereof, Capital is the beneficial owner of 7.1% of the Common Stock and WNP is the beneficial owner of 2.5% of the Common Stock. The percentages of the outstanding Common Stock reported in this Schedule 13D are calculated on the basis of 11,787,727 shares of Common Stock issued and outstanding on August 7, 2001, as reported in the Issuer's Quarterly Report on Form 10-Q for the quarter ended June 30, 2001.


     No transactions were effected by the Reporting Persons or, to the best knowledge of the Reporting Persons, any of the persons listed on Schedule A attached to the original Schedule 13D, in the Common Stock during the 60 days prior to the date of this Amendment No. 3 to Schedule 13D.


         Exhibit A:      Agreement of Joint Filing, dated as of October
                         4, 2001, among Advisors, Partners, Capital, WNP and
                         Welch.

                                    SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  October 4, 2001


                            VICUNA ADVISORS LLC


                            By:  /s/ Joshua G. Welch
                                 ------------------------------------
                                  Joshua G. Welch
                                  Managing Member


                            VICUNA PARTNERS LLC


                            By: /s/ Joshua G. Welch
                                -------------------------------------
                                  Joshua G. Welch
                                  Managing Member


                            VICUNA CAPITAL I, L.P.
                            By:  Vicuna Partners LLC, General Partner


                            By: /s/ Joshua G. Welch
                                -------------------------------------
                                   Joshua G. Welch
                                   Managing Member


                            WNP Investment Partnership, L.P.
                            By:  Vicuna Partners LLC, General Partner


                            By: /s/ Joshua G. Welch
                                -------------------------------------
                                   Joshua G. Welch
                                   Managing Member



                            /s/ Joshua G. Welch
                            -------------------------------
                                    Joshua G. Welch

                                                                       EXHIBIT A
                                                                       ---------


                          AGREEMENT RE JOINT FILING OF
                                  SCHEDULE 13D
                                  ------------



     In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree that Amendment No. 3 to the
Schedule 13D dated October 4, 2001 relating to the Common Shares, $1.00 par value, of ESG Re Limited as the same may be amended from time to time hereafter, is being filed with the Securities and Exchange Commission on behalf of each of them.


Dated:  October 4, 2001


                            VICUNA ADVISORS LLC


                            By:  /s/ Joshua G. Welch
                                 ------------------------------------
                                  Joshua G. Welch
                                  Managing Member


                            VICUNA PARTNERS LLC


                            By: /s/ Joshua G. Welch
                                -------------------------------------
                                  Joshua G. Welch
                                  Managing Member


                            VICUNA CAPITAL I, L.P.
                            By:  Vicuna Partners LLC, General Partner


                            By: /s/ Joshua G. Welch
                                -------------------------------------
                                   Joshua G. Welch
                                   Managing Member


                            WNP Investment Partnership, L.P.
                            By:  Vicuna Partners LLC, General Partner


                            By: /s/ Joshua G. Welch
                                -------------------------------------
                                   Joshua G. Welch
                                   Managing Member



                            /s/ Joshua G. Welch
                            -------------------------------
                                    Joshua G. Welch